FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 December 2011

HSBC BANK GEORGIA JSC TO SELL LEGACY RETAIL PORTFOLIO TO BANK REPUBLIC JSC

HSBC Bank Georgia JSC, a wholly owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its legacy personal and mortgage loan book to Bank Republic JSC, a subsidiary of the Société Générale Group. The value of the gross assets to be sold was approximately US$4.5m at 23 November 2011.

HSBC announced in September 2011 that following a strategic review it would exit the Georgian banking market, a direct result of the continuing five-filter portfolio review announced at the Investor Day in May.

The sale is expected to be completed during December 2011.

Media enquiries to Paul Harris on + 44 (0) 20 7992 2045 or at paul1.harris@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 5 December, 2011